SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)


                          Peoples Financial Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   71103A 10 4
                                 (CUSIP Number)


                               Cynthia A. Shafer,
                        Vorys, Sater, Seymour and Pease,
                             Suite 2100, Atrium Two,
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4009
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    11/21/97
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                  SCHEDULE 13D

CUSIP NO.  71103A 10 4

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

                  Paul von Gunten


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b)


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 64,997
8.       SHARED VOTING POWER:               13,000
9.       SOLE DISPOSITIVE POWER:            64,997
10.      SHARED DISPOSITIVE POWER:          13,000


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  77,997


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  5.51%


14.      TYPE OF REPORTING PERSON:

                  IN

Item 1.           Security and Issuer.

                  Common shares, no par value
                  Peoples Financial Corporation
                  211 Lincoln Way East
                  Massillon, Ohio 44646

Item 2.           Identity and Background.

                  (a)      Paul von Gunten

                  (b)      211 Lincoln Way East
                           Massillon, Ohio 44646

                  (c) President and Chief Executive Officer of Peoples Financial Corporation and Peoples Federal Savings and Loan Association of Massillon, 211 Lincoln Way East, Massillon, Ohio 44646

                  (d)      During  the last five  years,  Mr.  von Gunten   has
                           not  been   convicted   in  a  criminal  proceeding.

                  (e) During the last five years, Mr. von Gunten has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. von Gunten is a citizen of the United States of America.

Item 3.           Source and Amount of Funds and Other Consideration.

                    Mr. von Gunten purchased 17,200 shares on November 21, 1997, with personal funds. He and his wife also purchased shares with personal funds in connection with the initial public offering by the issuer in September 1996. In 1996 and 1997, Mr. von Gunten inherited shares from the estates of his father and mother. Mr. von Gunten also holds 9,605 shares through his 401(k) plan account.

Item 4.           Purpose of  Transaction.

                    The shares purchased by Mr. von Gunten were acquired for investment.

Item 5.           Interest in Securities of the Issuer.

                  (a) Mr. von Gunten beneficially owns 77,997 shares, which is 5.51% of the total issued and outstanding common shares of the issuer.

                  (b) Mr. von Gunten has sole voting and dispositive power with respect to 64,997 shares and shared voting and dispositive power with respect to 13,000 shares held by Mr. von Gunten's spouse.

                          Mr. von Gunten's wife is Dorothy von Gunten. Ms. von Gunten is a citizen of the United States of America, and during the past five years, Ms. von Gunten has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. von Gunten has the same address as Mr. von Gunten and is a homemaker.

                  (c) Mr.von Gunten purchased 17,200 shares on November 21, 1997, for $14.4375 per share.

                  (d)     Inapplicable.

                  (e)     Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  There  are  no  contracts,  arrangements,  understandings   or
                  relationships between Mr. von Gunten and any other person with respect to any securities of the issuer.

Item 7.           Material to be Filed as Exhibits.

                  None

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Paul von Gunten
Signature

Paul von Gunten
Name

12/19/97
Date